UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                            FORM 6-K
                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                     Dated January 31, 2000

                       Creo Products Inc.
                      -------------------
                      (Name of Registrant)


                        3700 Gilmore Way
                         Burnaby, B.C.
                            V5G 4M1
            ----------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

     Form 20-F     [X]                    Form 40-F     [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

           Yes     [ ]                    No     [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                             82-N/A

To the Shareholders

The three months ended December 31,1999 was the most profitable first quarter in the history of Creo. During this quarter, Creo exceeded the one billion dollar market capitalization for the first time and by the end of the quarter, we were valued at $1.2 billion. At December 31, 1999, we had installed over 1,400 computer-to-plate systems, effectively maintaining our install base of more than twice that of our nearest competitor.

In this quarter, Creo continued to be at the forefront of prepress innovation. In October, both Amos Michelson and Dan Gelbart were selected as co-recipients for the 1999 RIT Cary award for the development of digital technology in graphic communications and Team Creo was named Entrepreneur of the Year (Technology) for Pacific Canada as part of the international Entrepreneur of the Year (EOY) awards program.

Our net income for the three months ended December 31, 1999 of $5.2 million or $0.15 per share (fully diluted - US GAAP) compared to $3.4 million or $0.12 per share for the three months ended December 31, 1998.

Total revenue for the three months ended December 31, 1999 increased 48.1% to $54.1 million from $36.5 million for the three months ended December 31, 1998.

Product revenue from our joint venture with Heidelberg increased 80.8% to $22.3 million for the three months ended December 31, 1999 from $12.3 million for the three months ended December 31, 1998. This increase was primarily due to increased sales activity on the part of Heidelberg.

Service revenue increased 68.7% to $9.3 million for the three months ended December 31, 1999 from $5.5 million for the three months ended December 31, 1998. This increase in service revenue was due to fees generated from additional customer support agreements entered into in connection with new product sales.

Cost of sales increased 45.4% to $28.3 million for the three months ended December 31, 1999 from $19.5 million for the three months ended December 31, 1998. This increase was primarily due to the increase in our product sales and our installed customer base. Cost of sales decreased as a percentage of total revenue to 52.3% for the three months ended December 31, 1999 from 53.3% for the three months ended December 31, 1998.

Gross research and development expenses increased 71.7% to $10.3 million for the three months ended December 31, 1999 from $6.0 million for the three months ended December 31, 1998. This increase was due to a 42.0% increase in the number of research and development personnel and the increase in the amount of materials used for prototyping and developing new products.

Outside funding of our research and product development activities increased 10.1% to $4.4 million for the three months ended December 31, 1999 from $4.0 million for the three months ended December 31, 1998.

As a result of these factors affecting gross research and development expenses and research and development funding, net research and development expenses, which represent gross research and development expenses less outside funding, increased 192.0% to $5.9 million for the three months ended December 31, 1999 from $2.0 million for the three months ended December 31, 1998.

Sales and marketing expenses increased 34.6% to $9.1 million, or 16.9% of total revenue, for the three months ended December 31, 1999 from $6.8 million, or 18.6% of total revenue, for the three months ended December 31, 1998. This increase was primarily due to the increase in sales activity.

General and administration expenses increased 42.3% to $2.9 million, or 5.3% of total revenue, for the three months ended December 31, 1999 from $2.0 million, or 5.6% of total revenue, for the three months ended December 31, 1998. This increase was primarily due to the growth of our business.

Income tax expense increased to $3.4 million, or 39.5% of pre-tax income, for the three months ended December 31, 1999 from $2.5 million, or 42.8% of pre-tax income, for the three months ended December 31, 1998. This increase was primarily due to the increase in our profitability.


"Amos Michelson"
-----------------------
Amos Michelson
Chief Executive Officer


"Tom Kordyback"
-----------------------
Tom Kordyback
Chief Financial Officer

This report contains both historical information and forward-looking information. Numerous important factors affect our operating results and could cause the actual results to differ materially from the results indicated in this report or in any other forward looking statements made by us or on our behalf. There can be no assurance that future results will meet expectations. Among the factors which could affect our future results are: (1) the failure of our computer-to-plate solutions to gain broad market acceptance among small and mid-size printers; (2) our ability to re-channel our resources fast enough if our joint venture with Heidelberg were to be terminated; (3) our ability to establish necessary relationships with plate suppliers and press manufacturers, and to maintain our existing relationships; and (4) our ability to overcome significant and increasing competition in the digital prepress market and to adapt to new technologies and changing demands of our customers. Information about these and other factors that could affect our financial results is included in the Creo prospectus dated July 28, 1999 filed with the SEC, which can be accessed via our website at www.creo.com. We do not assume any obligation to update the forward-looking information contained in this report.

                            Creo Products Inc.
                        Consolidated Balance Sheet
                      (In thousands of U.S. dollars)




                                             December 31       December 31
                                                1999              1998
                                             (unaudited)       (unaudited)

Assets

Current assets
Cash and cash equivalents                    $   89,209          $   33,733
Accounts receivable                              44,853              28,576
Inventories                                      36,682              26,524
Prepaid expenses                                  3,943               1,885
                                             ----------          ----------
                                                174,687              90,718
Capital assets                                   43,521              35,862
Future income taxes                               2,082                  60
                                             ----------          ----------
                                             $  220,290          $  126,640
                                             ==========          ==========

Liabilities

Current liabilities
Accounts payable and accrued liabilities     $   30,936          $   17,159
Income taxes payable                              3,101               1,376
Future income taxes                                 639                 394
Deferred revenue and deposits                    20,110              15,323
Current portion of long-term debt                     -                 389
                                             ----------          ----------
                                                 54,786              34,641
Long-term debt                                        -               6,586
                                             ----------          ----------
                                                 54,786              41,227

Shareholders' Equity

Share capital                                   138,524              78,849
Retained earnings                                26,980               6,564
                                             ----------          ----------
                                                165,504              85,413
                                             ----------          ----------
                                             $  220,290          $  126,640
                                             ==========          ==========

                       Creo Products Inc.
  Consolidated Statements of Operations and Retained Earnings
    (In thousands of U.S. dollars except earnings per share)

                                              Three months ended
                                                 December 31
                                            1999              1998
                                        (unaudited)         (unaudited)

Revenue

Product revenue                         $   44,869          $   31,065
Service revenue                              9,252               5,484
                                        ----------          ----------
                                            54,121              36,549
Cost of sales                               28,317              19,471
                                        ----------          ----------
                                            25,804              17,078
                                        ----------          ----------

Research and development, gross             10,312               6,007
Research and development, funding           (4,375)             (3,974)
                                        ----------          ----------
Research and development, net                5,937               2,033
Sales and marketing                          9,134               6,785
General and administration                   2,895               2,035
                                        ----------          ----------
                                            17,966              10,853
                                        ----------          ----------

Earnings from operations                     7,838              6,225
Other income (expenses) and foreign exchange
 (loss)                                        795               (332)
                                        ----------          ----------
Earnings before income taxes                 8,633               5,893
Income tax expense                           3,407               2,523
                                        ----------          ----------

Net earnings for period                 $    5,226          $    3,370
                                        ==========          ==========

Earnings per common share

- basic                                 $     0.16          $     0.13
                                        ==========          ==========
- fully diluted (CDN GAAP)              $     0.15          $     0.12
                                        ==========          ==========
- fully diluted (US GAAP)               $     0.15          $     0.12
                                        ==========          ==========

Retained earnings, beginning            $   21,754          $    3,194
Net earnings for period                      5,226               3,370
                                        ----------          ----------
Retained earnings, end of the period    $   26,980          $    6,564
                                        ==========          ==========

                       Creo Products Inc.
             Consolidated Statements of Cash Flows
                 (In thousands of U.S. dollars)

                                              Three months ended
                                                 December 31
                                            1999              1998
                                        (unaudited)         (unaudited)

Cash provided by (used in) operations:
Net earnings                            $    5,226          $    3,370
Items not affecting cash:
     Amortization                            1,737               1,189
     Future income taxes                      (238)                247
     Loss (gain) on disposal of capital assets  10                 (42)
                                        ----------          ----------
                                             6,735               4,764

Changes in non-cash working capital:
     Accounts receivable                    (5,922)             (4,191)
     Inventories                            (4,435)             (1,373)
     Prepaid expenses                         (631)                327
     Accounts payable and accrued liaiblities  792                (719)
     Income taxes payable                     (385)                551
     Deferred revenue and deposits           1,063               1,646
                                        ----------          ----------
                                           (9,518)              (3,759)
                                        ----------          ----------
                                           (2,783)               1,005

Cash provided by (used in) investing:
  Purchase of capital assets               (4,550)              (2,983)
  Proceeds from sale of capital assets          -                  120
                                        ----------          ----------
                                           (4,550)              (2,863)
Cash provided by (used in) financing:
  Proceeds from shares issues                 322               19,995
  Share-purchase loans                       (195)                   -
  Repayment of long-term debt              (6,660)                (628)
                                        ----------          ----------
                                           (6,533)              19,367
                                        ----------          ----------

Increase (decrease) in cash and equiv.     (13,866)             17,509
Cash and cash equivalents, beginning       103,075              16,224
                                        ----------          ----------
Cash and cash equivalents, end          $   89,209          $   33,733
                                        ==========          ==========

Supplementary information:
  Taxes paid                            $    2,968          $    1,239
  Interest paid                         $      139          $      145